SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

LIVE NATION ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

538034109

(CUSIP Number)

Renee L. Wilm, Esq.

Chief Legal Officer and Chief Administrative Officer

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

November 12, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 538034109

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of Above Persons (Entities only)
Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

	7.	Sole Voting Power
69,645,033 (1)
Number of Shares Beneficially Owned by Each Reporting Person With:
	8.	Shared Voting Power
None

	9.	Sole Dispositive Power
69,645,033 (1)

	10.	Shared Dispositive Power
None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
69,645,033 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11)
30.0% (2)

14.	Type of Reporting Person (See Instructions)
CO

(1)            8,970,379 shares of the common stock, par value $0.01 per share (the “Common Stock”) of Live Nation Entertainment, Inc., a Delaware corporation (the “Issuer”), are held through LMC LYV, LLC, a wholly-owned subsidiary of Liberty Media Corporation.

(2)            Calculated based on the 232,353,685 shares of Common Stock outstanding as of November 5, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 12, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

LIVE NATION ENTERTAINMENT, INC.

This statement on Schedule 13D/A relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Live Nation Entertainment, Inc., a Delaware corporation (the “Issuer” or “Live Nation”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) with respect to the Issuer by Liberty Media Corporation, a Delaware corporation (the “Reporting Person” or “Liberty Media”), on January 22, 2013, as amended by Amendment No. 1 filed with the SEC on September 16, 2014, Amendment No. 2 filed with the SEC on November 3, 2014, Amendment No. 3 filed with the SEC on August 13, 2015 and Amendment No. 4 filed with the SEC on September 30, 2015 (together, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein. This amended Statement on Schedule 13D/A constitutes Amendment No. 5 to the Schedule 13D (this “Amendment”, and together with the Schedule 13D, this “Statement”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 2.    Identity and Background

The information contained in Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (c)

The Reporting Person is Liberty Media Corporation, a Delaware corporation, whose principal business is owning controlling and non-controlling interests in a broad range of media and entertainment companies, and whose principal office address is 12300 Liberty Boulevard, Englewood, Colorado 80112.

(d) - (f)

Schedule 1 attached hereto is incorporated herein by reference and provides the required information with respect to (a) each executive officer and director of the Reporting Person; (b) each person controlling the Reporting Person; and (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Person (the “Schedule 1 Persons”). All executive officers and directors listed are United States citizens, except for Mr. M. Ian G. Gilchrist, who is a citizen of the United States and Canada.

Neither Liberty Media, nor, to the best knowledge of Liberty Media, any of its executive officers and directors named on Schedule 1, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On November 12, 2024, the Reporting Person announced that it is pursuing a plan to split off its Liberty Live Group, including all of the shares of Common Stock owned by the Reporting Person (the “Split-Off”). The Reporting Person will effect the Split-Off through the redemption of its Series A Liberty Live Common Stock, par value $.01 per share, Series B Liberty Live Common Stock, par value $.01 per share and Series C Liberty Live Common Stock, par value $.01 per share (collectively, “Liberty Live common stock”), in exchange for common stock of a newly formed company to be called Liberty Live, Inc. The Reporting Person would redeem each outstanding share of its Liberty Live common stock for one share of the corresponding series of common stock of Liberty Live, Inc. As a result of the Split-Off, the Reporting Person and Liberty Live, Inc. would be separate publicly traded companies, and the Reporting Person would no longer have a tracking stock structure.

The Split-Off is subject to various conditions including, among other things, certain requisite approvals of holders of Series A and Series B Liberty Live common stock and the receipt of an opinion of tax counsel. Subject to the satisfaction of the conditions, Liberty Media expects to complete the Split-Off in the second half of 2025.

Other than as set forth in this Amendment, the Reporting Person does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer;

(ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer;

(ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person may determine to change its intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional securities of the Issuer in open market or privately negotiated transactions or (ii) to dispose of all or a portion of the Reporting Person’s holdings of securities of the Issuer. In reaching any determination as to his future course of action, the Reporting Person will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Person, tax considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market prices of the securities.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)      The Reporting Person is the beneficial owner of 69,645,033 shares of Common Stock, constituting 30.0% of the outstanding shares of Common Stock, calculated based on the 232,353,685 shares of Common Stock outstanding as of November 5, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the SEC on November 12, 2024. Mr. Gregory B. Maffei beneficially owns 111,602 shares of Common Stock and Mr. Brian Deevy owns 10,805 shares of Common Stock as of the date hereof. To the Reporting Person’s knowledge, Mr. Maffei and Mr. Deevy have sole voting and dispositive power over the shares of Common Stock beneficially owned by them.

The Reporting Person has the sole power to vote or to direct the voting of 69,645,033 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares.

(c)            No transactions in the Common Stock were effected by the Reporting Person or, to the best of its knowledge, any Schedule 1 persons, in the past 60 days.

Item 6. Contracts, Arrangements, Understandings of Relationships with Respect to Securities of the Issuer

The Information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 4 of this Amendment is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

7(c)      Secretary’s Certificate of Liberty Media Corporation.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024	LIBERTY MEDIA CORPORATION

	By:	/s/ Katherine C. Jewell
Name: Katherine C. Jewell
Title: Vice President and Assistant Secretary

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Media Corporation is set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed are United States citizens, except for M. Ian G. Gilchrist, who is a citizen of the United States and Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)
John C. Malone	Chairman of the Board and Director
Gregory B. Maffei	Chief Executive Officer, President and Director
Robert R. Bennett	Director
Derek Chang	Director
Brian M. Deevy	Director
M. Ian G. Gilchrist	Director
Evan D. Malone	Director
Larry E. Romrell	Director
Andrea L. Wong	Director
Brian J. Wendling	Principal Financial Officer and Chief Accounting Officer
Renee L. Wilm	Chief Legal Officer and Chief Administrative Officer

Exhibit 7(c)

SECRETARY’S CERTIFICATE

(Liberty Media Corporation)

I, Michael E. Hurelbrink, Assistant Vice President and Secretary of Liberty Media Corporation (the “Corporation”), do hereby certify as follows:

Each of Renee L. Wilm, Craig Troyer, Brittany A. Uthoff and Katherine C. Jewell has been and is now a duly elected and qualified Chief Legal Officer and Chief Administrative Officer, Senior Vice President and Assistant Secretary, Vice President and Assistant Secretary, and Vice President and Assistant Secretary, respectively, of the Corporation. Pursuant to the Corporation’s organization documents and as authorized by the Corporation’s board of directors, officers of the Corporation with the title of Chief Legal Officer and Chief Administrative Officer, Senior Vice President, or Vice President have the authority, on behalf of the Corporation, to execute and file reports, schedules and forms with regulatory agencies, including, without limitation, the United States Securities and Exchange Commission.

IN WITNESS WHEREOF, I have executed this certificate as of the [14]th day of November, 2024.

/s/
Michael E. Hurelbrink